First wholly new combustion engine / cycle in 85+ years



Highlights

1. Raised $1.29M from 727 investors on Wefunder in 2017.

2. Since then, DARPA awarded a Phase 2 $2.5M development contract in October 2017, a follow-on to our 2 DoD contracts, totaling $5.5M in non-dilutive funding.

3. New engine architecture could improve fuel efficiency by up to 2x over a gasoline engine while reducing size and weight by up to 10x over a diesel engine.

4. 45 patents issued or pending in the U.S. and internationally.

5. Our 70cc "X mini" engine is a 3-5hp gasoline engine the size of a honeydew melon. Measured 50% increased efficiency over comparable per-cylinder displacement gasoline engine. The engine is being inserted into a 2kwe hybrid electric generator for A

6. Our 750cc "X-4" engine is a 40hp rotary Diesel X engine "Alpha" prototype, which ultimately may fit in an 11" box while weighing just 40 pounds. We are proving it's efficiency and power.

7. Completed $1M "seedling" program with DARPA in 2015.

8. $460 billion total addressable market; starting with military industry and handheld engine.

Our Team



Victoria DiBacco



Alexander Shkolnik   CEO

Entrepreneur, R&D technology developer/program manager, and technical specialist, with experience in applying his knowledge to living neuronal networks to robots to internal combustion engines.



Nikolay Shkolnik   CTO

Ph.D., Physics, General Relativity. Winner of Motorola Award for Creativity. Former clean energy program manager and TRIZ specialist, at GEN3 Partners.

Downloads

[LPI PitchDeck.pdf](#)